SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            OEC Medical Systems, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    670828102
                                 (CUSIP Number)

                              Mara H. Rogers, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                             New York, NY 10103-3198
                                 (212) 318-3000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 7, 1999
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |x|.

     Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

                          (Continued on following pages)

                               (Page 1 of 22 Pages)
------------------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  670828102            13D                          Page 2 of 22 Pages



    1     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

          Forstmann-Leff Associates, LLC
          52-2169043

    2 Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

    3     SEC Use Only


    4     Source of Funds*
          OO

    5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


    6     Citizenship or Place of Organization

          Delaware
                                7    Sole Voting Power
        NUMBER OF                    234,510 shares
          SHARES
       BENEFICIALLY             8    Shared Voting Power
         OWNED BY                    2,911,390 shares
           EACH
        REPORTING               9    Sole Dispositive Power
          PERSON                     238,405 shares
           WITH
                               10    Shared Dispositive Power
                                     2,917,290 shares

   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          3,155,695 shares (includes shares beneficially owned by FLA Advisers L.L.C., FLA Asset Management, LLC and Stamford Advisers Corp.)

   12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [ ]


   13     Percent of Class Represented by Amount in Row (11)
          24.9%

   14     Type of Reporting Person*
          IA, 00

--------  ----------------

CUSIP No.  670828102            13D                          Page 3 of 22 Pages



   1     Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         FLA Advisers L.L.C.
         13-3942422

   2     Check the Appropriate Box if a Member of a Group*
                               (a) [ ] (b) [ ]
   3     SEC Use Only


   4     Source of Funds*
         OO

   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

   6     Citizenship or Place of Organization

         New York
                                7    Sole Voting Power
        NUMBER OF                    None
          SHARES
       BENEFICIALLY             8    Shared Voting Power
         OWNED BY                    2,865,190 shares
           EACH
        REPORTING               9    Sole Dispositive Power
          PERSON                     None
           WITH
                               10    Shared Dispositive Power
                                     2,865,190 shares


  11     Aggregate Amount Beneficially Owned by Each Reporting Person

          2,865,190 shares (includes shares beneficially owned by Stamford Advisers Corp.)

  12      Check if the Aggregate  Amount in Row (11) Excludes Certain Shares*
                                  [ ]

  13     Percent of Class Represented by Amount in Row (11)
         22.6%

  14     Type of Reporting Person*
         IA, OO

-------  -----------------

CUSIP No.  670828102            13D                          Page 4 of 22 Pages



   1     Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         FLA Asset Management, LLC
         52-2169045

   2     Check the Appropriate Box if a Member of a Group*
                               (a) [ ] (b) [ ]

   3     SEC Use Only


   4     Source of Funds*
         OO

   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

   6     Citizenship or Place of Organization

         Delaware
                                7    Sole Voting Power
        NUMBER OF                    None
          SHARES
       BENEFICIALLY             8    Shared Voting Power
         OWNED BY                    46,200 shares
           EACH
        REPORTING               9    Sole Dispositive Power
          PERSON                     None
           WITH
                               10    Shared Dispositive Power
                                     52,100 shares


  11     Aggregate Amount Beneficially Owned by Each Reporting Person
         52,100 shares

  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                [ ]


  13     Percent of Class Represented by Amount in Row (11)
         0.4%

  14     Type of Reporting Person*
         IA, 00

-------  -----------------

CUSIP No.  670828102            13D                          Page 5 of 22 Pages



   1     Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Stamford Advisers Corp.
         13-3421433

   2     Check the Appropriate Box if a Member of a Group*
                               (a) [ ] (b) [ ]

   3     SEC Use Only


   4     Source of Funds*
         OO

   5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

   6     Citizenship or Place of Organization

         New York
                                       7      Sole Voting Power
            NUMBER OF                         None
             SHARES
          BENEFICIALLY                 8      Shared Voting Power
            OWNED BY                          19,500 shares
              EACH
            REPORTING                  9      Sole Dispositive Power
             PERSON                            None
              WITH
                                      10      Shared Dispositive Power
                                              19,500 shares

  11     Aggregate Amount Beneficially Owned by Each Reporting Person
         19,500 shares

  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                [ ]


  13     Percent of Class Represented by Amount in Row (11)
         0.2%

  14     Type of Reporting Person*

         IA, CO
-------  ------------------------

Preliminary Note


         This  Amendment  No. 2  ("Amendment  No. 2") amends  the  Statement  on
Schedule 13D (the "Schedule 13D") filed on April 1, 1999 by Forstmann-Leff Associates Inc., FLA Advisers L.L.C. ("FLA Advisers"), FLA Asset Management Inc. and Stamford Advisers Corp., as amended by Amendment No. 1 thereto ("Amendment No. 1") filed on May 10, 1999, with respect to their beneficial ownership of common stock, par value $0.01 per share (the "Common Stock") of OEC Medical Systems, Inc. (the "Issuer"). This Amendment No. 2 is being filed to report that, as indicated in Item 6, on August 7, 1999, William F. Harnisch and the WFH Foundation (collectively, "Harnisch") and FLA Advisers entered into an agreement (the "Adviser Agreement") with General Electric Company ("GE"), pursuant to which FLA Advisers and Harnisch agreed, as an inducement to GE to enter into the Agreement and Plan of Merger, dated as of August 7, 1999 (the "Merger Agreement"), between GE, Ruby Merger Corp., a Delaware corporation and a wholly-owned subsidiary of GE ("Sub"), and the Issuer, to, among other things, vote (or cause to be voted or to act by consent) the shares of the Issuer covered by the Adviser Agreement in favor of the merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, and granted GE, Sub and their nominees an irrevocable proxy to vote such shares during the term of the Adviser Agreement in favor of the merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, subject in each case to the terms and conditions set forth in the Adviser Agreement. The consideration to be received by the shareholders of the Issuer pursuant to the Merger Agreement is set forth in Schedule C to the Adviser Agreement, which is filed as Exhibit B to this Amendment No. 2 to the
Schedule 13D and incorporated herein by reference. There has been no change in the information set forth in the Schedule 13D, as amended, in response to Item
1. Accordingly, that item is omitted from this Amendment No. 2. Capitalized terms used herein and not defined herein have the meaning ascribed thereto in the Schedule 13D, as amended.

Item 2.  Identity and Background.

(a) For the name of each reporting person, see Item 1 of the cover pages attached hereto.

         Effective May 13, 1999, Forstmann-Leff Associates, LLC, a Delaware limited liability corporation and a registered investment adviser under Section 203 of the Investment Advisers Act of 1940 (the "Act") became the successor-in-interest to Forstmann-Leff Associates Inc. through a merger transaction.

         Effective May 13, 1999, FLA Asset Management, LLC, a Delaware limited liability corporation and a registered investment adviser under Section 203 of the Act, became the successor-in-interest to FLA Asset Management Inc. through a merger transaction.

         Except as set forth above, there has been no change in the information set forth in the Schedule 13D, as amended, in response to Item 2.


Item 3.  Source and Amount of Funds or Other Consideration.

         Since the filing of Amendment No. 1, Forstmann-Leff Associates, LLC used funds derived from clients' assets under management at an aggregate cost, including brokerage commissions, of $8,865.00, to purchase 370 shares of Common Stock of the Issuer.

     Since the filing of Amendment No. 1, FLA Advisers used funds derived from clients' assets under management at an aggregate cost, including brokerage commissions, of $2,113,181.35, to purchase 90,000 shares of Common Stock of the Issuer.

     Since the filing of Amendment No. 1, FLA Asset Management, LLC used funds derived from clients' assets under management at an aggregate cost, including brokerage commissions, of $810,835.74, to purchase 32,700 shares of Common Stock of the Issuer.

     Except as set forth above, there has been no change in the information contained in the Schedule 13D, as amended, in response to Item 3, including information regarding shares beneficially owned by the executive officers, directors and general partners of the reporting persons.

Item 4.  Purpose of Transaction.

         There has been no change in the information contained in the Schedule 13D, as amended, in response to Item 4, except that, as described in Item 6 below, as an inducement to GE to enter into the Merger Agreement, on August 7, 1999, FLA Advisers and Harnisch entered into an agreement with GE with respect to, among other things, the voting of certain shares of Common Stock of the Issuer beneficially owned by them in favor of the merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Agreement.

Item 5.  Interest in the Securities of the Issuer

(a)      See Items 11 and 13 of the cover pages attached hereto.

(b)      See Items 7, 8, 9 and 10 of the cover pages attached hereto.

(c) Since May 3, 1999, the following transactions involving the Issuer's Common Stock were effected by the reporting persons:

         On May 20, 1999 FLA Advisers purchased in the open market 20,000 shares of the Issuer's Common Stock at a price per share of $24.03.

         On May 21, 1999, FLA Advisers purchased in the open market 19,000 shares of the Issuer's Common Stock at a price per share of $24.84.

         On May 25, Forstmann-Leff Associates, LLC purchased in the open market 370 shares of the Issuer's Common Stock at a price per share of $23.96.

         On May 27, 1999, FLA Advisers purchased in the open market 20,000 shares of the Issuer's Common Stock at a price per share of $21.86.

         On June 1, 1999 FLA Asset Management, LLC purchased in the open market 32,720 shares of the Issuer's Common Stock at a price per share of $24.80.

         On June 14, 1999, FLA Advisers purchased in the open market 8,300 shares of the Issuer's Common Stock at a price per share of $23.40.

         On June 15, 1999, FLA Advisers purchased in the open market 22,700 shares of the Issuer's Common Stock at a price per share of $23.32.



(d) Various clients of the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer. No one client's interest in the Common Stock of the Issuer is more than five percent of the total outstanding Common Stock, other than for FLA International Fund, Ltd., a Bermuda investment company, which holds a 6.4% interest in the Common Stock of the Issuer.

(e)      Not applicable.

         The number of shares beneficially owned by each of the reporting persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the reporting persons is based on 12,664,877 outstanding shares of the Issuer's Common Stock as of April 30, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as filed with the Securities and Exchange Commission on May 12, 1999.

Item 6. Contracts, Arrangements, understandings or Relationships with Respect to Securities of the Issuer.

        On August 7, 1999, William F. Harnisch and the WFH Foundation (collectively, "Harnisch") and FLA Advisers entered into an agreement (the "Adviser Agreement") with General Electric Company ("GE"), as an inducement to GE to enter into the Agreement and Plan of Merger, dated as of August 7, 1999 (the "Merger Agreement"), among GE, Ruby Merger Corp., a Delaware corporation and a wholly-owned subsidiary of GE ("Sub"), and the Issuer.

         Pursuant to the Adviser Agreement, FLA Advisers and Harnisch agreed, so long as the Adviser Agreement is in effect, and so long as the Board of Directors of the Issuer does not withdraw or modify its recommendation of the Merger Agreement, to (i) vote (or cause to be voted or to act by consent) the shares covered by the Adviser Agreement in favor of the merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, (ii) vote (or cause to be voted or to act by consent) such shares against any agreement or action that would in any manner impede, frustrate, prevent or nullify the merger, the Merger Agreement or any of the transactions contemplated thereby, and (iii) grant GE and Sub or their nominees, its irrevocable (subject to certain limited exceptions) proxy to vote such shares at any meeting of the shareholders of the Issuer and to give their written consent with respect to such shares in favor of the merger, adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated thereby. The Adviser Agreement provides that with certain exceptions FLA Advisers and Harnisch may not sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement with respect to the Transfer of any of the shares of Common Stock covered by the Adviser Agreement.

         The shares covered by the Adviser Agreement initially include 2,892,970 shares of Common Stock of the Issuer owned by Harnisch or as to which FLA Advisers has discretionary investment management authority and any other shares of capital stock of the Issuer acquired by Harnisch or by specified clients of FLA Adviser as to which FLA Adviser has discretionary management authority after August 7, 1999 and during the term of the Adviser Agreement.

         The obligations of FLA Adviser and Harnisch under the Adviser Agreement terminate upon the earliest to occur of (i) May 7, 2000, (ii) termination of the Merger Agreement pursuant to Section 7.1 thereof, (iii) the Effective Time (as defined in the Merger Agreement), and (iv) as to the shares of Common Stock of the Issuer held by a person as to which FLA Advisers and any of its affiliates no longer have a discretionary investment management relationship, the date of the termination of the last of such relationships.

         The above description of the Adviser Agreement and the related matters set forth in this Item are summaries and are qualified in their entirety by reference to the complete text of the Adviser Agreement, which is filed as Exhibit B to this Amendment No. 2 to Schedule 13D and incorporated herein by reference.


Item 7.  Materials to be Filed as Exhibits

         Exhibit A. Agreement of Joint Filing.

         Exhibit B. Adviser Agreement, dated as of August 7, 1999, among William
                    F. Harnisch and the WFH Foundation, FLA Advisers L.L.C. and General Electric Company.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 1999

                                           FORSTMANN-LEFF ASSOCIATES, LLC


                                           By: /s/ Peter A. Lusk
                                                   Peter A. Lusk
                                                   Executive Vice President



                                           FLA ADVISERS L.L.C.


                                           By: /s/ Peter A. Lusk
                                                   Peter A. Lusk
                                                   Managing Member


                                           FLA ASSET MANAGEMENT, LLC

                                           By: /s/ Peter A. Lusk
                                                   Peter A. Lusk
                                                   Executive Vice President

                                           STAMFORD ADVISERS CORP.

                                           By: /s/ Peter A. Lusk
                                                   Peter A. Lusk
                                                   President

                                                                       Exhibit A

                            AGREEMENT OF JOINT FILING

         The undersigned, Forstmann-Leff Associates, LLC, FLA Advisers L.L.C., FLA Asset Management, LLC and Stamford Advisers Corp., hereby agree to the joint filing with all other reporting persons (as such term is defined in Schedule
13D) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock of OEC Medical Systems, Inc. and that this Agreement be included as an Exhibit to such filing made on their behalf.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 11th day of August, 1999.

                                                  FORSTMANN-LEFF ASSOCIATES, LLC

                                                  By: /s/ Peter A. Lusk
                                                          Peter A. Lusk
                                                        Executive Vice President


                                                  FLA ADVISERS L.L.C.

                                                  By: /s/ Peter A. Lusk
                                                          Peter A. Lusk
                                                          Managing Member


                                                  FLA ASSET MANAGEMENT, LLC

                                                  By: /s/ Peter A. Lusk
                                                          Peter A. Lusk
                                                        Executive Vice President


                                                  STAMFORD ADVISERS CORP.

                                                  By: /s/ Peter A. Lusk
                                                          Peter A. Lusk
                                                          President

                                                                      EXHIBIT B

                                ADVISER AGREEMENT



ADVISER AGREEMENT, dated as of August 7, 1999 (this "Agreement"),  among William
F. Harnisch and the WFH Foundation (collectively, "Harnisch"), FLA Advisers L.L.C., a New York Limited Liability Company (the "Adviser") and General Electric Company, a New York corporation ("Parent").

                                    RECITALS


A. Parent, Ruby Merger Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent ("Sub"), and OEC Medical Systems, Inc., a Delaware corporation are entering into an Agreement and Plan of Merger, dated as of August 7, 1999 (the "Merger Agreement"), whereby, upon the terms and subject to the conditions set forth in the Merger Agreement, each issued and outstanding share of Common Stock, par value $0.01 per share, of the Company ("Company Common Stock"), not owned directly or indirectly by Parent or the Company, will be converted into shares of Common Stock, par value $.16 per share, of Parent ("Parent Common Stock") as described in Exhibit C hereto;


B. As of the date hereof, the Adviser is an investment adviser with discretionary investment management authority, including, until revoked, the sole power to vote, over client assets that include that number of shares of Company Common Stock appearing on Schedule A (such shares of Company Common Stock together with the shares of Company Common Stock set forth on Schedule A owned by Harnisch and any other shares of capital stock of the Company acquired by Harnisch (the "Harnisch Shares") or by clients of the Adviser listed on Schedule A as to which the Adviser has discretionary investment management authority including, until revoked, the sole power to vote, after the date hereof during the term of this Agreement, whether upon the exercise of options or by means of purchase, dividend, distribution or otherwise, being collectively referred to herein as the "Subject Shares"); and


C. As a condition to its willingness to enter into the Merger Agreement, Parent has required that the Adviser and Harnisch agree, and in order to induce Parent to enter into the Merger Agreement the Adviser and Harnisch have agreed, to enter into this Agreement.


NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements set forth herein, the Adviser and Harnisch agree as follows:

1. Covenants of Adviser and Harnisch. Until the termination of this Agreement in accordance with Section 3, the Adviser and Harnisch severally agree as follows:


         (a) Except as set forth in Section 1(i) below, the Adviser and Harnisch shall attend the Shareholder Meeting, in person or by proxy, and at the Shareholder Meeting (or at any adjournment thereof) or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, the Adviser and Harnisch shall vote (or cause to be voted or to act by consent) the Subject Shares in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.


         (b) Except as provided in Section 1(i) below, at any meeting of shareholders of the Company or at any adjournment thereof or in any other circumstances upon which the Adviser's and Harnisch's vote, consent or other approval is sought, the Adviser and Harnisch shall vote (or cause to be voted or to act by consent) the Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any Subsidiary or any other Takeover Proposal or (ii) any amendment of the Company's Certificate of Incorporation, as amended, or By-laws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of the Company. The Adviser and Harnisch further agree not to commit or agree to take any action inconsistent with the foregoing.


         (c) Except as provided in Section 1(i) below, the Adviser and Harnisch agree (i) not to sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit-sharing arrangement) with respect to the Transfer of the Subject Shares to any person except as follows: (A) in Transfers on the New York Stock Exchange provided that during the term of this Agreement such transfers do not exceed an aggregate of 300,000 shares of Company Common Stock;
         (B) in Transfers not on the New York Stock Exchange to any "person" who at the closing of such transaction would not be either the "beneficial owner" or a member of a "group" which is the "beneficial owner" of 5% or more of the outstanding shares of Company Common Stock or an "affiliate" of one of the "persons" listed on Schedule A; and (C) in Transfers in which the transferee of the Subject Shares agrees to be bound by, and to acquire the Subject Shares subject to, the terms of this Agreement, including, without limitation, the Proxy granted in
         Section 1(h) below; provided, however, that no Harnisch Shares may be sold pursuant to the exceptions provided in Sections 1(c)(i)(A), 1(c)(i)(B) or 1(c)(i)(C) above and (ii) except as set forth herein, not to enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in relation to the Subject Shares, and agrees not to commit or agree to take any of the foregoing actions. For purposes of this Agreement, the terms "group" and "beneficial owner" shall be defined as they are defined for purposes of Section 13(d) of the Securities Exchange Act of 1934, the term "affiliate" shall be defined as it is defined in Rule 144 thereunder and the term "person" shall mean any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof. To the extent a Transfer of shares of Company Common Stock is made in compliance with Sections 1(c)(i)(A) or 1(c)(i)(B) above, upon such Transfer, the provisions of Sections 1(a) and 1(b) hereof and the Proxy granted in Section 1(h) hereof shall terminate.


         (d) Except as provided in Section 1(i) below, the Adviser and Harnisch shall not, nor shall either of them authorize any investment banker, attorney or other advisor or representative of the Adviser and Harnisch to, directly or indirectly (i) solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to the Company or any Subsidiary in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Takeover Proposal.


         (e) Except as provided in Section 1(i) below, the Adviser and Harnisch shall use the Adviser's and Harnisch's commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Parent in doing, all things necessary, proper or advisable to support and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement.


         (f) Except as provided in Section 1(i) below, the Adviser and Harnisch agree to promptly notify Parent in writing of the nature and amount of any acquisition by such Adviser and Harnisch of any voting securities of the Company acquired by such Adviser and Harnisch hereinafter.


         (g) Except as provided in Section 1(i) below, the Adviser and Harnisch shall not knowingly take or fail to take any action which would cause any of the representations and warranties set forth in the Tax Certificate attached hereto as Schedule B to be untrue or incorrect.


         (h) The Adviser and Harnisch hereby revoke any and all prior proxies or powers of attorney in respect of any of Subject Shares and constitute and appoint Sub and Parent, or any nominee of Sub and Parent, or any of them, with full power of substitution and resubstitution, at any time during the term hereof, as its true and lawful attorney and proxy (its "Proxy"), for and in its name, place and stead, for any and all purposes, including without limitation, to demand that the Secretary of the Company call a special meeting of the shareholders of the Company for the purpose of considering any matter referred to in Section 1(a) and 1(b) hereof and to vote each of such Subject Shares as its proxy at every annual, special, adjourned or postponed meeting of the shareholders of the Company, including the right to sign its name (as shareholder) to any consent, certificate or other document relating to the Company that Delaware Law may permit or require as provided in Sections 1(a) and 1(b).


                  EXCEPT AS PROVIDED IN SECTION 1(i) THE FOREGOING PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST THROUGHOUT THE TERM OF THIS AGREEMENT.


         (i) Notwithstanding anything to the contrary contained herein, if the Board of Directors of the Company reasonably determines that a Takeover Proposal (as defined below) constitutes a Superior Proposal (as defined below), and, to the extent required by the fiduciary obligations of the Board of Directors of the Company, as determined in good faith by a majority thereof after consultation with independent counsel (who may be the Company's regularly engaged independent counsel), the Company withdraws or modifies its recommendation of the Merger Agreement, Adviser shall have the right to terminate its obligations under Sections 1(a) through 1(f) hereof and to revoke the Proxy to the extent required by its fiduciary obligations as determined in good faith. For purposes of this Agreement, "Takeover Proposal" means any proposal for a merger, tender offer or other business combination involving the Company or any of its Subsidiaries or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in, any voting securities of, or a substantial portion of the assets of the Company or any of its Subsidiaries, other than the transactions contemplated by the Merger Agreement and this Agreement, and "Superior Proposal" means a bona fide proposal made by a third party to acquire the Company pursuant to a tender or exchange offer, a merger, a sale of all or substantially all its assets or otherwise on terms which a majority of the disinterested members of the Board of Directors of the Company determines, at a duly constituted meeting of the Board of Directors or by unanimous written consent, in its reasonable good faith judgment to be more favorable to the Company's shareholders than the Merger (based on the advice of the Company's independent financial advisor that the value of the consideration provided for in such proposal exceeds the value of the consideration provided for in the Merger) and for which financing, to the extent required, is then committed or which, in the reasonable good faith judgment of a majority of such disinterested members, as expressed in a resolution adopted at a duly constituted meeting of such members (based on the advice of the Company's independent financial advisor), is reasonably capable of being obtained by such third party.


2. Representations and Warranties. Each of the Adviser and Harnisch severally represents and warrants to Parent as follows:


         (a) The Adviser is an investment adviser with discretionary investment management authority over the Subject Shares, including, until revoked, the sole power to vote the Subject Shares. The Adviser does not have discretionary investment authority over more than 575,000 shares of capital stock of the Company other than the Subject Shares. The Adviser and Harnisch collectively have the sole right to vote, and the sole power of disposition with respect to, the Subject Shares, and none of the Subject Shares is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to the voting or disposition of such Subject Shares, except as contemplated by this Agreement and except that the Adviser's clients retain the right to direct the disposition of the Subject Shares and to withdraw the Adviser's discretionary investment management authority over, and right to vote, the Subject Shares.


         (b) This Agreement has been duly executed and delivered by the Adviser and Harnisch. Assuming the due authorization, execution and delivery of this Agreement by Parent, this Agreement constitutes the valid and binding agreement of the Adviser and Harnisch enforceable against the Adviser and Harnisch in accordance with its terms. The execution and delivery of this Agreement by the Adviser and Harnisch does not and will not conflict with any agreement, order or other instrument binding upon the Adviser or Harnisch, as the case may be, nor require any regulatory filing (other than filings on Schedule 13D) or approval.


         (c) To the Knowledge of the Adviser and Harnisch, the representations set forth in the Tax Certificate attached hereto as Schedule B, if made on the date hereof (assuming the Merger were consummated as of the date hereof), would be true and correct.


3. Termination. The obligations of the Adviser and Harnisch hereunder shall terminate upon the earlier to occur of (i) May 7, 2000, (ii) termination of the Merger Agreement pursuant to Section 7.1 thereof (iii) the Effective Time and
(iv) as to shares of Company Common Stock held by a person as to which Adviser and any of its affiliates no longer have a discretionary investment management relationship, the date of the termination of the last of such relationships (a "Complete Termination"); provided, however, that to the extent a Complete Termination does not take place, but rather only a portion of the investments of a client of the Adviser's are withdrawn from the discretionary investment management relationship, the obligations of the Adviser hereunder shall terminate only as to those shares of Company Common Stock withdrawn or sold to permit such withdrawal and only if the portion of such client's shares of Company Common Stock that is sold or withdrawn is an amount which is proportionate to the portion of the client's total investments with Adviser that are being sold or withdrawn (i.e. if 10% of a client's funds under discretionary investment management are withdrawn from Adviser's management, only 10% of such Client's shares of Company Common Stock may be sold and have the Adviser's obligations hereunder terminate with respect thereto). No such termination of this Agreement shall relieve any party hereto from any liability for any breach of this Agreement prior to termination.


4. Further Assurances. The Adviser and Harnisch will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement. The Adviser shall by the third business day of each month provide confidential notice to Parent of any sales of Subject Shares during the immediately preceding month during the term of this Agreement.


5. Successors, Assigns and Transferees Bound. Any successor, assignee or transferee (including a successor, assignee or transferee as a result of the death of the Adviser or Harnisch, such as an executor or heir) shall be bound by the terms hereof, and the Adviser and Harnisch shall take any and all actions necessary to obtain the written confirmation from such successor, assignee or transferee that it is bound by the terms hereof.


6. Affiliate Letter; Tax Certificate. The Adviser and Harnisch agree to execute and deliver on a timely basis, when and if requested by Parent, (i) a written agreement in substantially the form of Exhibit D hereto and (ii) the Tax Certificate attached hereto as Schedule B.


7. Remedies. The Adviser and Harnisch acknowledge that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by it, and that any such breach would cause Parent irreparable harm. Accordingly, the Adviser and Harnisch agree that in the event of any breach or threatened breach of this Agreement, Parent, in addition to any other remedies at law or in equity it may have, shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.


8. Severability. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of any other provision of this Agreement in such jurisdiction, or the validity or enforceability of any provision of this Agreement in any other jurisdiction.


9. Amendment. This Agreement may be amended only by means of a written instrument executed and delivered by the Adviser and Harnisch and Parent.


10. Jurisdiction. Each party hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for either the District of Connecticut or the District of Delaware in any action, suit or proceeding arising in connection with this Agreement, and agrees that any such action, suit or proceeding shall be brought only in such courts (and waives any objection based on forum non conveniens or any other objection to venue therein). Each party hereto waives any right to a trial by jury in connection with any such action, suit or proceeding.


11. Governing Law. Except to the extent that the laws of the State of Delaware are mandatorily applicable to the Merger, this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.


12. Notice. All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or if sent by telex or telecopier (and also confirmed in writing) to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:



(a)                if to Parent or Sub, to:

                           General Electric Company
                           c/o GE Medical Systems

                           P.O. Box 414, W-410
                           Milwaukee, WI 53201
                           Attention: General Counsel
                           Facsimile No.:  414-544-3575

                           for overnight courier deliveries, to:

                           General Electric Company
                           c/o GE Medical Systems
                           3000 North Grandview Boulevard
                           Waukesha, WI 53188
                           Attention: General Counsel

                           with copies to:

                           General Electric Company
                           3135 Easton Turnpike
                           Fairfield, Connecticut 06431-00001
                           Attention: Vice President and Senior Counsel - Transactions
                           Facsimile No.: 203-373-3008


                           and

                           Gibson, Dunn & Crutcher, LLP
                           1801 California Street, Suite 4100
                           Denver, CO 80202
                           Attention: Richard M. Russo, Esq.
                           Facsimile No.: 303-296-5310


(b)      if to the Adviser, Harnisch or WFH Foundation to:

                           FLA Advisers L.L.C.
                           90 Madison Avenue
                           New York, New York 10022
                           Attn: William F. Harnisch

                           Facsimile No.:  (212) 407-9636


                           with a copy to:

                           Fulbright & Jaworski LLP
                           666 Fifth Avenue
                           New York, New York 10103

                           Attention:  William Bush, Esq.


                           Facsimile No.: (212) 752-5958


13. Capitalized Terms. Capitalized terms used in this Agreement that are not defined herein shall have such meanings as set forth in the Merger Agreement.


14. Counterparts. For the convenience of the parties, this Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


15. Stop Transfer. Neither the Adviser, Harnisch nor WFH Foundation shall request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Subject Shares, unless such transfer is made in compliance with this Agreement.

         IN WITNESS WHEREOF, the Adviser and Parent have caused this Agreement to be duly executed and delivered on the day first above written.

FLA ADVISERS L.L.C.


/s/ William F. Harnish
William F. Harnisch


WFH FOUNDATION


/s/ William F. Harnisch
By: William F. Harnisch
President


William F. Harnisch


/s/ William F. Harnisch
William F. Harnisch



GENERAL ELECTRIC COMPANY


/s/ Keith Morgan
Keith Morgan
Vice President and General
Counsel of GE Medical Systems

                                                                   Schedule A to
                                                               Adviser Agreement




Holder                             Shares

Grenadier Fund                     311,460
Jared Trading Ltd.                 220,100
Triumph Fund LP                    246,750
HH Managed Acct                    626,400
Barnsville Ltd.                    253,400
FLA Int'l Fund Ltd                 803,700
Tablo Corporation                  29,050
Triumph Fund II LP                 129,210
"Harnisch Shares"
         William Harnisch          232,900
         WFH Foundation            40,000


        Total                      2,892,970

                                                                   Schedule B to
                                                               Adviser Agreement


                                 TAX CERTIFICATE


                               _________________, 1999





Gibson Dunn & Crutcher, LLP
1801 California Street
Suite 4100
Denver, CO 80202


Holland & Hart, LLP
215 South State Street
Suite 500
Salt Lake City, UT 84111-2317


Ladies and Gentlemen:


You have been requested to render opinions regarding certain federal income tax consequence of the merger (the "Merger") of Ruby Merger Corp. ("Sub"), a Delaware corporation and a wholly owned subsidiary of General Electric Company, a New York corporation ("Parent"), with and into OEC Medical Systems,, Inc., a Delaware corporation (the "Company"), upon the terms and conditions set forth in the Agreement and Plan of Merger dated as of August 7, 1999 (the "Merger Agreement") among Parent, Sub and the Company. Capitalized terms not defined herein have the meanings specified in the Merger Agreement.


In connection with the Merger, and recognizing that you will rely upon this certificate in rendering such opinions, the undersigned, FLA Advisers, LLC, an investment adviser with discretionary investment management authority, including, until revoked, the sole power to vote, William F. Harnisch and the WFH Foundation hereby severally certify and represent to you that the facts and representations stated herein are true, correct and complete in all respects at the date hereof and will be true, correct and complete in all respects as of the Effective Time (as if made as of the Effective Time):


          1. The undersigned have no present plan or intention to sell or otherwise transfer any shares of Parent Common Stock to be received pursuant to the Merger to Parent (or any person that is or may become related to Parent within the meaning of Treas. Reg. ss. 1.368-1(e)(3)).


          2. The undersigned has not sold or otherwise transferred to the Company (or any person related to the Company within the meaning of Temp. Treas. Reg. ss. 1.368-1T(e)(2)(ii)) any shares of Company Common Stock, as part of any overall plan that includes the Merger.

The undersigned hereby undertakes to inform you, Parent and Company immediately ______ any of the foregoing statements or representations become untrue, incorrect or incomplete in any respect on or prior to the Effective Time.

                                                     Very truly yours,

                                                     FLA ADVISERS L.L.C.



                                                     William F. Harnisch


                                                     WFH FOUNDATION




                                                     By: William F. Harnisch
                                                         President


                                                     William F. Harnisch



                                                     William F. Harnisch

                                                     Date:

                                                                   Schedule C to
                                                               Adviser Agreement



                  As of the effective time of the Merger (the "Effective Time"), the shares of common stock of the Company shall be converted into the right to receive the number of shares of common stock, par value $0.16 per share, of Parent ("Parent Common Stock") determined by dividing $36.00 by the Average Parent Share Price (as defined below) and rounding the result to the nearest one thousandth of a share (the "Merger Consideration"); provided, however, that if between the first day of the Valuation Period (as defined below) and the Effective Time, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Merger Consideration shall be correspondingly adjusted to the extent appropriate to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares. The "Average Parent Share Price" means the average of the daily volume-weighted sales prices per share of Parent Common Stock on the New York Stock Exchange, Inc. Composite Tape for each of the 10 consecutive trading days ending on the trading day which is five days prior to the Effective Time (the "Valuation Period"). .

                                                                   Schedule D to
                                                               Adviser Agreement



                FORM OF AFFILIATE LETTER FOR AFFILIATES OF THE COMPANY


PARENT
[RUBY ADDRESS]


Ladies and Gentlemen:

       I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of OEC Medical Systems, Inc., a Delaware corporation (the "Company"), as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"). Pursuant to the terms of the Agreement and Plan of Merger dated as of August 7, 1999 (the "Merger Agreement") among Parent, a New York corporation ("Parent"), Ruby Merger Corp., a Delaware corporation ("Sub"), and the Company, Sub will be merged with and into the Company (the "Merger"). Capitalized terms used in this letter without definition shall have the meanings assigned to them in the Merger Agreement.

       As a result of the Merger, I may receive shares of Common Stock, par value $.16 per share, of Parent (the "Parent Shares") in exchange for Common Shares, par value $.01 per share, of the Company (the "Company Shares") owned by me or purchasable upon exercise of stock options.

       1. I represent, warrant and covenant to Parent that in the event I receive any Parent Shares as a result of the Merger:

                  A. I shall not make any sale, transfer or other disposition of the Parent Shares in violation of the Act or the Rules and Regulations.

                  B. I have carefully read this letter and the Merger Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the Parent Shares, to the extent I felt necessary, with my counsel or counsel for the Company.

                  C. I have been advised that the issuance of the Parent Shares to me pursuant to the Merger has been registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, because at the time the Merger is submitted for a vote of the shareholders of the Company, (a) I may be deemed to be an affiliate of the Company and (b) the distribution by me of the Parent Shares has not been registered under the Act, I may not sell, transfer or otherwise dispose of the Parent Shares issued to me in the Merger unless (i) in the opinion of counsel reasonably satisfactory to Parent, such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, (ii) such sale, transfer or other disposition has been registered under the Act or (iii) in the opinion of counsel reasonably acceptable to Parent, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

                  D. I understand that Parent is under no obligation to register the sale, transfer or other disposition of the Parent Shares by me or on my behalf under the Act or, except as provided in paragraph 2(A) below, to take any other action necessary in order to make compliance with an exemption from such registration available.

                  F. Execution of this letter should not be considered an admission on my part that I am an "affiliate" of the Company as described in the first paragraph of this letter, nor as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

       2. By Parent's acceptance of this letter, Parent hereby agrees with me as follows: For so long as and to the extent necessary to permit me to sell the Parent Shares pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Act, Parent shall use its reasonable best efforts to (i) file, on a timely basis, all reports and data required to be filed with the Commission by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and (ii) furnish to me upon request a written statement as to whether Parent has complied with such reporting requirements during the 12 months preceding any proposed sale of the Parent Shares by me under Rule 145. Parent has filed all reports required to be filed with the Commission under
Section 13 of the 1934 Act during the preceding 12 months.


Very truly yours,




Name

Agreed and accepted this ____ day
of [     ], 1999, by

Parent


By
   Name:
   Title: